EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               2000      1999      1998      1997      1996
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings (loss)      ($144,631)  188,953   206,365   134,986   199,912
  Add:
   Fixed charges             135,302    88,456    53,209    43,893    47,174
   Taxes on income           (81,355)   84,892    97,113    69,539   106,981
                             -------   -------   -------   -------   -------
    Total                   ($90,684)  362,301   356,687   248,418   354,067
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $ 74,206    25,068     9,688     7,348     9,258
  Other interest charges      40,215    44,272    26,423    20,138    22,207
  Amortization of debt
   expense                     1,724       425       121       377       339
  Rental expense representa-
   tive of interest factor    19,157    18,691    16,977    16,030    15,370
                             -------   -------   -------   -------   -------
    Total                   $135,302    88,456    53,209    43,893    47,174
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                       (0.67)     4.10      6.70      5.66      7.51
                             =======   =======   =======   =======   =======